Filed Pursuant to Rule 433

Registration Statement No. 333-217996

Final Term Sheet dated September 23, 2019

Relating to Preliminary Prospectus Supplement dated September 23, 2019 to Prospectus dated May 15, 2017

$300,000,000 3.350% NOTES DUE 2049

Issuer:	Camden Property Trust

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A- (Stable) / A- (Stable)

Type:	SEC Registered

Principal Amount:	$300,000,000

Use of Proceeds:

The issuer expects to use the net proceeds of this offering, together with cash on hand, to fund the early redemption of all of the $250 million aggregate principal amount of its 4.625% Senior Notes due 2021, plus a make-whole premium and accrued and unpaid interest to the date of redemption, and to repay all of the approximately $45.5 million aggregate principal amount of its 4.38% secured conventional mortgage note due 2045, plus a prepayment premium and interest to the date of repayment.

In connection with this redemption and prepayment, the issuer expects to record a one-time charge of approximately $12 million, or approximately $0.12 per share, to its net income in the fourth quarter of 2019.

Trade Date:	September 23, 2019

Settlement Date:	T+10; October 7, 2019; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters

Maturity Date:	November 1, 2049

Interest Payment Dates:	May 1 and November 1, commencing on May 1, 2020

Benchmark Treasury:	2.875% due May 15, 2049

Benchmark Treasury Price / Yield:	116-07+ / 2.133%

Spread to Benchmark Treasury:	1.220% (122 basis points)

Yield to Maturity:	3.353%

Coupon (Interest Rate):	3.350%

Price to Public:	99.941% of the principal amount

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.200% (+20 basis points); if, however, the Notes are redeemed on or after May 1, 2049, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

CUSIP / ISIN:	133131 AY8 / US133131AY84

Joint Book-Running Managers:	BofA Securities, Inc. Jefferies LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. Regions Securities LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. toll-free at 1-800-294-1322, Jefferies LLC toll free at 1-877-877-0696, J.P. Morgan Securities LLC collect at 1-212-834-4533, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.